# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alset Inc., CIK 0001750106
CUSIP: 02115D208
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-002683
Filed by CIK 0001649553

## Reporting persons
- CVI Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (0.4% of the class)
  Comment: With respect to Row 6 and Row 8 above, Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over the shares reported as beneficially owned by CVI Investments, Inc. herein.
- Heights Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,000; sole dispositive power 0; shared dispositive power 40,000; aggregate amount beneficially owned 40,000 (0.4% of the class)
  Comment: With respect to Row 6 and Row 8 above, Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over the shares reported as beneficially owned by CVI Investments, Inc. herein.

## Item 1. Issuer
Name of issuer: Alset Inc.
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of common stock of Alset Inc. (the "Company"), par value $0.001 per share (the "Shares").

(i) CVI Investments, Inc.

(ii) Heights Capital Management, Inc.
Address of principal business office or, if none, residence:
The address of the principal business office of CVI Investments, Inc. is:

P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
KY1-1104
Cayman Islands

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250
San Francisco, California 94111
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned consists of Shares issuable upon the exercise of warrants to purchase Shares. The warrants are not exercisable to the extent that the total number of Shares then beneficially owned by a Reporting Person and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with such Reporting Person for purposes of Section 13(d) of the Exchange Act, would exceed 4.99%.

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 indicates there were 10,735,119 Shares outstanding as of March 31, 2025.
Percent of class: 0.4
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote:
The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all Shares owned by CVI Investments, Inc. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition:
The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all Shares owned by CVI Investments, Inc. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
I Limited Power of Attorney*
II Joint Filing Agreement*

* Previously filed

## Signatures
- CVI Investments, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Secretary of Heights Capital Management, Inc. (05/12/2025)
- Heights Capital Management, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (05/12/2025)
Comment: Heights Capital Management, Inc. serves as authorized agent of CVI Investments, Inc. pursuant to a Limited Power of Attorney, a copy of which was previously filed.